UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Copenhagen, 22 May 2025: Cadeler today announces that it has agreed to acquire the Boqiang 3060 – a newly-constructed jack-up wind turbine installation vessel (WTIV) – from Shanghai Boqiang Heavy Industry Group Co., Ltd, expanding its fleet and enhancing its capacity to meet the increasing global demand for offshore wind turbine operations & maintenance (O&M) services.

The vessel will be renamed Wind Keeper, a name symbolising both the vessel’s position as a rare and valuable find – a true “keeper” – and her focus on ensuring the up-keep of green energy generation through the provision of O&M services to the offshore wind industry.

Completed in 2024 and fitted with advanced European equipment, including a Huisman main crane with a 2,200 t lifting capacity, Kongsberg’s DP2 dynamic positioning system, MAN-supplied engines and a Siemens propulsion system, the vessel is uniquely suited for the global offshore O&M market, with 120-meter-long jack-up legs that will enable her to work on the most challenging offshore sites.

Cadeler expects to take delivery of the Wind Keeper in Q3 2025, for a purchase price significantly below the vessel’s estimated replacement cost. While the vessel comes equipped to a high standard, Cadeler will invest in certain upgrades to improve her operational capacity and align her onboard offering with that of Cadeler’s existing fleet. After the contemplated upgrades, the vessel will be capable of supporting new installations in the 15 MW segment. Cadeler is continuing to assess the cost to Cadeler of such upgrades and will communicate its total investment in the vessel in due course.

The acquisition is fully debt financed on attractive terms, with a facility provided by DNB Bank ASA.

Following a comprehensive review of available offshore assets globally, Cadeler is pleased to have secured this unique asset, which will be capable of delivering an immediate operational impact on a cost-effective basis.

“With the installed base of offshore wind turbines growing substantially, there is a greater need than ever before for reliable and flexible O&M support to ensure uptime and maximise energy production,” said Mikkel Gleerup, Cadeler’s Chief Executive Officer. “As an installation-capable, service-oriented asset, the Wind Keeper will be a valuable addition to our fleet. She strongly complements our existing vessel portfolio, immediately permitting operational synergies and allowing us to provide much-needed service support to our clients’ operating offshore assets.”

“We scrutinised every available asset, and the Wind Keeper was the clear standout as the only vessel with the technical capabilities and quality of construction necessary to be adequately future-proofed. She is on the water already and so will generate value and revenue much sooner than a newbuilding. I want to thank Boqiang Heavy Industry Group and ABC Leasing for the great collaboration, facilitating a smooth transaction process,” Mikkel added.

Cadeler is currently assessing the positive impact of the Wind Keeper’s delivery on its 2025 revenue and EBITDA guidance.

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For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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